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PRESS RELEASE

ARCADIS SUPPORTS HUNGARY IN NATION-WIDE ECOLOGICAL WATER SURVEY

ARNHEM, The Netherlands—November 4, 2004—ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consultancy and engineering company, has been awarded a contract by the Hungarian Ministry of Environment and Water to conduct an ecological survey of all surface waters in Hungary and the formulation of a nation-wide monitoring program in order to assist Hungary's accession to the EU by contributing to the implementation of the Water Framework Directive. The contract, to the value of € 1 million, was awarded to the international consortium of ARCADIS, Mott Macdonald (U.K.) and the Danish Hydrological Institute.

According to Water Framework Directive (WFD), which came in force in December 2000, good surface water status has to be reached before the end of year 2015 in all EU member states including Hungary. Biological quality is the major objective of the WFD. The Water Framework Directive establishes a new framework for the management and protection of Hungary's natural waters—its rivers, lakes and groundwater.

Mrs. Zs. Steindl, the project leader of the Ministry of Environment and Water, indicates the relevance and significance of this project to the people of Hungary. "The trans-boundary character of the Hungarian surface waters imposes additional demands on designing an appropriate biological monitoring and assessment system. Hungary still has to step up its efforts to meet the WFD requirements for biological monitoring and assessment, but it lacks methodological guidance and experience in various sampling- and assessment techniques. Many waters have not yet been sampled for biological quality elements. This is the first survey in the EU on a nation-wide scale in which the WFD's biological monitoring requirements will be implemented. The outcomes of the project will therefore be of major interest to other member states as well".

Michiel Jaski, member of the Executive Board of ARCADIS, stated, "This assignment confirms the strong position that ARCADIS has in water management. It continues the extensive work previously performed in the region by ARCADIS. This assignment will build upon the considerable track record of ARCADIS with implementation of the Water Frame Directive. This new Directive provides a robust consultancy market for companies such as ARCADIS".

ARCADIS is a leading, global, knowledge-driven consultancy and engineering company, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate EUR 850 million in annual revenues. There are 9,000 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These are other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:
Marc Lamers of ARCADIS at *31-26-3778286 or e-mail at m.c.j.lamers@ARCADIS.nl
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